Exhibit 99.1

Mountain Province Diamonds Announces Second Quarter 2020 Production Results and Provides Conference Call Details

TSX and OTCQX: MPVD

TORONTO and NEW YORK, July 15, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces production and sales results for the second quarter ended June 30, 2020 ("the Quarter" or "Q2 2020") from the Gahcho Kué Diamond Mine ("GK Mine"). All figures are expressed in Canadian dollars unless otherwise noted.

Q2 Highlights
(all figures reported on a 100% basis unless otherwise stated)

  6,836,110 total tonnes mined, a 37% decrease on comparable period (Q2 2019: 10,865,263).
  527,664 ore tonnes mined, a 29% decrease on comparable period (Q2 2019: 746,583).
  786,249 ore tonnes treated, an 11% decrease on comparable period (Q2 2019: 882,374).
  1,547,114 carats recovered at an average grade of 1.97 carats per tonne, an 11% decrease on comparable quarter (Q2 2019: 1,730,147 carats at 1.96).

Q2 2020 Production Figures

	2020 Q2	2019 Q2	YoY Variance
Total tonnes mined (ore and waste)	6,836,110	10,865,263	-37%
Ore tonnes mined	527,664	746,583	-29%
Ore tonnes treated	786,249	882,374	-11%
Carats recovered	1,547,114	1,730,147	-11%
Carats recovered (49% share)	758,086	847,772	-11%
Recovered grade (carats per tonne)	1.97	1.96	-

The variance in the latest quarterly production figures compared to same period last year, and specifically the total ore and waste tonnes mined, are a direct result of the impacts of COVID-19 on mine operations. As previously announced, reduced levels of personnel, travel restrictions to and from site, revised health and safety protocols on site, and new operating procedures to reduce the risk of COVID-19 are some of the key driving factors in the lower production figures and revised full year 2020 guidance.

The Company is also reiterating its revised full year 2020 guidance previously provided in the press release of June 18th, 2020.

Q2 2020 Diamond Sales

There were no formal sales held in the second quarter due to the ongoing COVID-19 impact.  Markets have been heavily impacted with resultant rough demand being extremely limited.  As previously announced, the Company entered into US$50 million sales contract with Dunebridge Worldwide Ltd ("Dunebridge"). The contract allows the Company to sell its current production at market related prices and to participate in future potential upside when the diamonds are sold by Dunebridge.

In Q2, the Company sold 757,360 carats at an average value of $44.92 per carat (US$33.01 per carat) for total proceeds of $34 million (US$25 million). It is important to note that Q2 diamond sales do not represent normal run of mine production.

$30.6 million (US$22.6 million) of the total sales in Q2 were under the sales agreement with Dunebridge.  These sales do not reflect a normal, run of mine mix as they contain a lower proportion of larger, higher value diamonds which were accelerated into earlier sales to maximise revenue in Q1.  Further, diamonds larger than 10.8 carats recovered during the quarter were not included in sales due to logistics constraints.

The sale to Dunebridge has allowed the company to maintain its liquidity and meet its current expense obligations.  The Company expects to resume its normal market structured sales starting in September.

Stuart Brown, the Company's President and Chief Executive Officer, commented:

"Our lower Q2 production figures in comparison to previous quarters are direct results of the impacts of the Coronavirus on our operations at the GK Mine and do not reflect normal operating conditions. At the start of the pandemic, we immediately modified our operating procedures to reduce the risk of the virus on site in order to ensure the health and safety of our workers. We will continue operating under the newly modified conditions until there is a solution to this crisis. Looking ahead, I am confident that we will meet our revised guidance of 6.3 – 6.4 million carats for 2020, which is a very credible performance of our operations in comparison to our original budget of 6.75 – 6.95 million carats given the challenges posed by the COVID-19 pandemic."

"While prices in the post COVID-19 period remain under pressure the demand for rough diamonds is gradually opening up with demand for certain categories being demonstrated. COVID-19 issues with respect to travel, self-imposed trading bans, and limited retail trading are likely to be in effect for the short term. We believe the market will start improving later in Q3 of this year and strengthen with the start of the major retail season towards the end of the year and into 2021.  We aim to resume our traditional sales methods in September."

Q2 2020 Conference Call Dial-In Details:

The Company will release its Q2 2020 financial results on Wednesday August 5th, 2020 after market hours. The Company will host its quarterly conference call on Thursday August 6th, 2020 at 11:00am ET.

Title: Mountain Province Diamonds Inc. Q2 2020 Earnings Conference Call
Conference ID: 99633195
Date of call: 08/06/2020
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://produceredition.webcasts.com/starthere.jsp?ei=1344574&tp_key=b9a4fca835

Participant Toll-Free Dial-In Number:	(+1) 888 390 0546
Participant International Dial-In Number:	(+1) 416 764 8688

A replay of the webcast and audio call will be available on the Company's website.

****

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Group in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

View original content:http://www.prnewswire.com/news-releases/mountain-province-diamonds-announces-second-quarter-2020-production-results-and-provides-conference-call-details-301094287.html

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2020/15/c8055.html

%CIK: 0001004530

For further information: Stuart Brown, President, Chief Executive Officer, and Director, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Vice President, Corporate Development, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 15-JUL-20